November 1, 2024

Thomas E. Wirth
Chief Financial Officer
Brandywine Operating Partnership, L.P.
2929 Arch Street, Suite 1800
Philadelphia, PA 19104

       Re: Brandywine Operating Partnership, L.P.
           Amendment No. 1 to Current Report on Form 8-K Filed May 28, 2024 Response letter dated June 20, 2024
           File No. 000-24407
Dear Thomas E. Wirth:

       We have reviewed your June 20, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Response letter dated June 20, 2024
General

1. We note your response letter and amended Item 1.05 Form 8-K, which states that the incident has not had a material impact on your financial condition or results of operations, and you do not believe it is reasonably likely to materially impact your financial condition or results of operations. Please confirm that, in future filings, where you have not determined that the incident has had a material impact to the company or is reasonably likely to have a material impact to the company, including its financial condition and results of operations, you will consider filing disclosures under Item 8.01 of Form 8-K rather than Item 1.05 of Form 8-K.
 November 1, 2024
Page 2

      Please contact Aliya Ishmukhamedova at 202-551-7519 or James Lopez at 202-551-
3536 with any other questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Finance